ADDENDUM 1 attaching to and forming a part of ACCIDENTAL DEATH CARVE OUT QUOTA SHARE REINSURANCE AGREEMENT

ISSUED TO:	NATIONAL LIFE INSURANCE COMPANY LIFE INSURANCE COMPANY OF THE SOUTHWEST (hereinafter called the "Company")

ISSUED BY:	XXXXXXXX XXX XXXX XXXXXXXXXX XXXXXX (hereinafter called the "Reinsurer")

     It is hereby mutually understood and agreed that, as respects Losses occurring during the 18-month term extending from July 1, 2008, 12:01 a.m. standard time, to January 1, 2010, 12:01 a.m. standard time, the second paragraph of the Coverage Article will be amended as follows:

     "The Reinsurer's limit of liability will not exceed $1,000,000 per person, regardless of the number of policies or riders covering such person issued by the Company plus appropriate reimbursement for Loss Expense. In addition to the foregoing, as respects the National Life employee plan, coverage hereunder will be limited to a maximum occurrence amount of $75,000,000 per building, plus appropriate reimbursement for Loss Expense."

     All other terms and conditions of the captioned Agreement will remain unchanged.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

NATIONAL LIFE INSURANCE COMPANY

Signature: Title:

Date:________________________

LIFE INSURANCE COMPANY OF THE SOUTHWEST

XXXXXXXX XXX XXXX XXXXXXXXXXX XXXXXXX

Signature: Title:

Date:________________________

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ACCIDENTAL DEATH CARVE OUT QUOTA SHARE REINSURANCE AGREEMENT

     This Accidental Death Carve Out Quota Share Reinsurance Agreement (the "Agreement") is made and entered into by and between NATIONAL LIFE INSURANCE COMPANY, a Vermont corporation, and LIFE INSURANCE COMPANY OF THE SOUTHWEST, a Texas corporation (hereinafter called the "Company"), jointly for all purposes under this Agreement other than as provided for by the terms of the Insolvency Article, of the one part, and XXXXXXXX XXX XXXX XXXXXXXXXXX XXXXXXX (“Reinsurer”) on the other part.

     The parties hereto agree as hereinbelow, in consideration of the mutual covenants contained in the following Articles and upon the terms and conditions set forth therein:

COVERAGE

     The Company will cede to the Reinsurer, and the Reinsurer will accept, one hundred percent (100%) of the Accidental Death (as defined in the Definitions Article) contractual liability, up to a limit of $1,000,000 per person, arising out of and for all policies and riders combined, in excess of the Company's "Aggregate Retention" (as defined below), in respect to all business classified by the Company as of the inception date of the Agreement as:

ACCIDENTAL DEATH EXPOSURE			OF THE COMPANY'S
PORTFOLIO	OF	INDIVIDUAL	LIFE	INSURANCE,

INCLUDING ACCIDENTAL DEATH BENEFIT RIDERS. COVERAGE INCLUDES ALL ACTS OF TERRORISM, INCLUDING THOSE OF A NUCLEAR, CHEMICAL OR BIOLOGICAL ORIGIN.

     The Reinsurer's limit of liability will not exceed $1,000,000 per person, regardless of the number of policies or riders covering such person issued by the Company plus appropriate reimbursement for Loss Expense.

     The coverage under this Agreement will be for Loss in excess of the Company's Aggregate Retention. The Aggregate Retention will initially equal $13,500,000. Within 90 days following expiration of this Agreement, the Company will adjust the Aggregate Retention to equal the greater of i) an amount of Loss equal to $0.___ per $1,000 of the Mean In-Force Net Retained Volume for the Agreement term, or ii) $13,500,000, and will advise the Reinsurer of the resulting Aggregate Retention amount. In the event Reinsurers have paid Loss(es) to the Company and the resulting Aggregate Retention amount is greater than the initial Aggregate Retention, the Company will return to the Reinsurers the amount of Loss(es) paid that exceed the initial $13,500,000 Aggregate Retention, up to the amount of the resulting Aggregate Retention.

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     All reinsurance for which the Reinsurer will be obligated by virtue of this Agreement will be subject to the same terms, rates, conditions, interpretations, waivers, modifications, and alterations as the respective policies of the Company to which this Agreement applies, but subject always to the terms and conditions of this Agreement. Nothing herein will in any manner create any obligations or establish any rights against the Reinsurer in favor of any third parties or any persons not parties to this Agreement except as provided in the Insolvency Article.

TERM

     This Agreement will apply to all Losses occurring during the 18-month term extending from July 1, 2008 12:01 a.m. standard time (as set forth in the Company's policies) to January 1, 2010 12:01 a.m. standard time.

     Notwithstanding the expiration of this Agreement as hereinabove provided, the provisions of this Agreement will continue to apply to all obligations and liabilities of the parties incurred hereunder to the end that all such obligations and liabilities will be fully performed and discharged.

SPECIAL TERMINATION

     The Company may terminate the Reinsurer's participation hereon at any time on a cut-off basis by giving 30 days prior written notice to said Reinsurer upon the happening of any one of the following circumstances:

A.	The Reinsurer ceases assuming new and renewal accidental death treaty reinsurance;
B.	A state insurance department or other legal authority orders the Reinsurer to cease writing business;
C.	The Reinsurer has become insolvent or has been placed into liquidation or receivership (whether voluntary or involuntary), or there has been instituted against it proceedings for the appointment of a receiver, liquidator, rehabilitator, conservator, or trustee in bankruptcy, or other agent known by whatever name, to take possession of its assets or control of its operations;
D.	The Reinsurer's "Authorized Control Level RBC" (as defined in sections 375.1250 to 375.12745 R.S.Mo), falls below two hundred percent (200%, the "RBC Threshold") and it is not cured as follows. Reinsurer will calculate the RBC value each calendar quarter and notify the Company in writing within five (5) days if the value drops below the RBC Threshold.
Reinsurer will have forty-five (45) days from the date of the notice, to take

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such actions as it deems, in its exclusive judgment, warranted to raise the RBC Ratio above the RBC Threshold, all in accordance with the pertinent RBC regulatory provisions;
E.	The Company is unable to take credit for the reinsurance in its state of domicile;
F.	The Reinsurer has reinsured its entire liability under this Agreement without the Company's prior written consent.

     If said Reinsurer's participation is so terminated, the Company will adjust the Minimum Deposit Premium paid to the Reinsurer as of the date of termination against a rate of $0.___ per $1,000 of the Company's "pro-rata net volume" as of the date of termination and any additional premium determined to be due by reason of the adjustment will be paid. For purposes of this Article, "pro-rata Mean In-Force Net Retained Volume" will be the Mean In-Force Net Retained Volume multiplied by (the number of days the Agreement is in force divided by 547.5).

     Additionally, if said Reinsurer's participation is terminated pursuant to subparagraphs A. through F. above, then the Company, at its sole discretion, may elect to commute the Reinsurer's liability for Losses, including Loss Expense, whether known or unknown, on policies covered under this Agreement. In the event the Company and the Reinsurer cannot agree upon the capitalized value of the Reinsurer's liability on such policies, the two parties will mutually appoint an actuary, not under the control of either party, within 30 days to resolve the matter of valuation. The parties will share equally in any expense associated with such appointment in a manner agreed upon at the time of appointment. The value determined by said actuary will be set forth in a sworn statement expressing the actuary's professional opinion that said value is fair for the complete release of all liabilities being commuted. Payment by the Reinsurer of the amount of liability ascertained will constitute a complete and final release of the Reinsurer with respect to its liability for all Losses, including Loss Expense, whether known or unknown, on policies covered under this Agreement.

     If the inclusion of any provision in this Article causes a state insurance commissioner or other legal authority to prohibit the Company from taking credit for reinsurance ceded under this Agreement, then that provision will be considered void.

TERRITORY

The territorial scope of this Agreement will follow that of the Company's policies.

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EXCLUSIONS

     The exclusions applicable to this Agreement will follow the exclusions in the Company's policies. Additionally, this Agreement does not apply to and specifically excludes Extra Contractual Obligations except as set forth in the Extra Contractual Obligations Article.

DEFINITIONS

     The following terms, wherever used in this Agreement, will have the meanings set forth herein, and will be deemed to refer to the singular, plural, or otherwise inflected forms of such terms, as the context requires:

A.	"Accidental Death" will mean any death due to an accident occurrence, homicide, act of terrorism (including those of a nuclear, chemical or biological origin), or suicide which qualifies for benefits under a policy reinsured hereunder. A determination of what constitutes an "Accidental
Death" under a specific policy or rider will be determined by the Company on a case by case basis given due consideration to the terms and conditions of the policy or rider, the applicable State or Federal law and the specific unique facts and circumstances of each claim of which the manner of death listed on the death certificate is only one such fact or circumstance. In the absence of fraud or bad faith by the Company, such a determination will be binding upon the Reinsurer.

B.	"Loss" will mean the amount of any benefit, interest, settlement, award, or judgment paid by the Company or for which the Company has become liable to pay arising from an Accidental Death, exclusive of any extra contractual obligations. All recoveries and subrogations, which are actually recovered, and inuring to reinsurance whether recovered or not, will be deducted from the amount of Loss. Loss will not include Loss
Expense.

C.	"Loss Expense" will mean all expenses incurred by the Company in the investigation, appraisal, adjustment, litigation and/or defense of claims under policies reinsured hereunder, including court costs, interest accrued prior to and after final judgment, but excluding internal office expenses, salaries, per diem, and other remuneration of regular Company employees.
The Reinsurer will pay its pro rata share of all such Loss Expense, including a pro rata share of Loss Expense in addition to their limit of liability under this Agreement as set forth in the Coverage Article, and the
Reinsurer will benefit pro rata in all subrogations, discounts and other recoveries.

D.	"Mean In-Force Net Retained Volume" will be derived by application of the following formula: (net in-force volume as of the effective date of this

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Agreement) + (net in-force volume as of the date of Agreement expiration or termination)/2.
E.	"Policies" will mean all policies, binders, riders, contracts, or agreements of insurance, whether written or oral.

NET RETAINED LIABILITY

     This Agreement will apply only to that portion of any insurance or reinsurance that the Company retains net for its own account, and such portion will be used in calculating the amount of any Loss hereunder as well as the amount in excess of which this Agreement attaches; however, recovery from any underlying reinsurance will inure to the sole benefit of the Company and will be disregarded for the purposes of this Agreement. The amount of the Reinsurer's liability hereunder with respect to any Loss will not be increased by the inability of the Company to collect from any other reinsurers any amounts that may have become due from them, whether such inability arises from the insolvency of such reinsurers or otherwise.

RATE AND PREMIUM

     The Company will pay, as a condition for coverage, the following reinsurance premium. A "Minimum Deposit Premium" of $___,___ will be payable in six equal installments of $__,___.__, in advance, on July 1, 2008, October 1, 2008, January 1, 2009, April 1, 2009, July 1, 2009, and October 1, 2009. Within 90 days following Agreement expiration, the Company will compute and report to the Reinsurer a "Final Premium" which will be based upon calculating the Mean In-Force Net Retained Volume at a rate of $0.___ per $1,000 of Net Volume. If the Final Premium exceeds the amount of the Minimum Deposit Premium, the Company will pay the difference at the time it makes the report to the Reinsurer.

EXTRA CONTRACTUAL OBLIGATIONS

     In no event will the Reinsurer have any liability for any punitive, exemplary, extra contractual or similar damages, fines or penalties which are assessed against the Company as a result of acts, omissions or course of conduct committed by the Company. The parties recognize that circumstances may arise in which the Reinsurer's conduct would require, based upon equitable principals of law, the Reinsurer to share proportionately in punitive and compensatory damages awarded, to the extent permitted by law. The parties agree that for this to occur, the Reinsurer must have been a direct, active, decision making participant in the conduct that gives rise to the extra-contractual

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liability and that the intervention is to such an extent that it equitably should be considered when extra-contractual liabilities are apportioned.

A.	For purposes of this Article, the following are examples of where the Reinsurer's conduct will give rise to such a responsibility: a) it has actively taken control of the litigation and is directing the Company's action; b) it is attempting to compel acceptance of its direction by a specific written threat of withholding payment of reinsurance proceeds.
B.	The parties agree that the decision to participate in a Contest is not a sufficiently direct, active, decision making role so as to give rise to extra- contractual damages nor is the provision of advice concerning a claim that was solicited by the Company.

REPORTS AND REMITTANCES

     Within 90 days following Agreement expiration, the premium due the Reinsurer will be balanced against the Minimum Deposit Premium set forth in the Rate and Premium Article, and any balance shown to be due the Reinsurer will be paid. In addition, the Company will furnish the Reinsurer with information as may be required by the Reinsurer for completion of its NAIC interim and/or annual statements.

RESERVES AND FUNDING

     To the extent that the Company would be denied credit for reinsurance ceded hereunder to the Reinsurer pursuant to Vermont Insurance Regulation 97-3 and Title 21, Part 1, Chapter 7, Subchapter F, Rule Sections 7.601 through 7.614 of the Texas Administrative Code, the Reinsurer agrees to provide funding, and otherwise take actions necessary, as may be required under the Code of Vermont Rules or the Texas Administrative Code, in form and amount satisfactory to the Vermont Insurance Division and the Texas Department of Insurance, in order to allow the Company to realize full credit for the reinsurance ceded hereunder.

LOSS NOTICES AND SETTLEMENTS

     The Company will advise the Reinsurer promptly of all Losses that, in the opinion of the Company, may involve the Reinsurer under this Agreement and of all subsequent developments pertaining thereto that may materially affect the Reinsurer as well. Inadvertent omission in dispatching the aforementioned notices will in no way affect the obligation of the Reinsurer under this Agreement, provided the Company informs the Reinsurer of such omission promptly upon discovery.

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     The Company will have the right to settle all claims under its policies. The settlements, provided they are within the terms of this Agreement, will be unconditionally binding on the Reinsurer in proportion to its participation in this Agreement. When so requested, however, the Company will afford the Reinsurer, at the Reinsurer's own expense, an opportunity to be associated with the Company in the defense of any claim, suit, or proceeding involving this Agreement, and the Company and the Reinsurer will cooperate in every respect in such defense. Amounts due the Company hereunder in the settlement of Loss will be payable by the Reinsurer immediately upon being furnished by the Company with reasonable evidence of the amount paid or to be paid.

OFFSET

     The Company and the Reinsurer may offset any balance or amount due from one party to the other under this Agreement or any other reinsurance agreement entered into between them.

DELAYS, ERRORS, OR OMISSIONS

     Any inadvertent delay, error, or omission will not be held to relieve either party hereto from any liability that would attach to it hereunder if such delay, error, or omission had not been made, provided any error or omission is be rectified upon discovery.

ENTIRE AGREEMENT/AMENDMENTS

     This Agreement constitutes the entire agreement between the parties with respect to the business being reinsured hereunder and there are no understandings between the parties other than as expressed in the Agreement. Any change or modification to the Agreement will be null and void unless made by written amendment to this Agreement and signed by both parties hereto.

ACCESS TO RECORDS

     Provided the Company received prior notice, the Reinsurer or its designated representatives will have the right to inspect at any reasonable time, all records of the Company that pertain in any way to this Agreement.

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INSOLVENCY

(This Article will apply severally to each reinsured company referenced within the definition of "Company" in the Preamble to this Agreement. Further, this Article and the laws of the domiciliary state will apply in the event of the insolvency of any company intended to be covered hereunder. In the event of a conflict between any provision of this Article and the laws of the domiciliary state of any company intended to be covered hereunder, that domiciliary state's laws will prevail.)

     In the event of the Company's insolvency, the reinsurance afforded by this Agreement will be payable by the Reinsurer on the basis of the Company's liability under the policies reinsured without diminution because of the Company's insolvency or because its liquidator, receiver, conservator, or statutory successor has failed to pay all or a portion of any claims, subject however to the right of the Reinsurer to offset against such funds due hereunder, any sums that may be payable to them by said insolvent Company in accordance with applicable law. The reinsurance will be payable by the Reinsurer directly to the Company, or to its liquidator, receiver, conservator, or statutory successor except (a) where this Agreement specifically provides another payee of such reinsurance in the event of the Company's insolvency or (b) where the Reinsurer, with the consent of the direct insured or insureds, has assumed such policy obligations of the Company as direct obligations of itself to the payees under such policies in substitution for the Company's obligation to such payees.

     The Company's liquidator, receiver, conservator, or statutory successor will give written notice of the pendency of a claim against the Company under the policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of such claim, the Reinsurer may investigate said claim and interpose in the proceeding where the claim is to be adjudicated, at its own expense, any defense that it may deem available to the Company, or to its liquidator, receiver, conservator, or statutory successor. The expense thus incurred by the Reinsurer will be chargeable against the Company, subject to court approval, as part of the expense of conservation or liquidation to the extent that such proportionate share of the benefit will accrue to the Company solely as a result of the defense undertaken by the Reinsurer.

ARBITRATION

     As a condition precedent to any right of action under this Agreement, any dispute (whether during the currency of this Agreement or after expiration or termination of this Agreement) between the Company and any Reinsurer arising out of or in connection with this Agreement, including its formation or actual validity, will be submitted to the decision of a board of arbitration (hereinafter called the "board") composed of two arbitrators and an umpire meeting at a site in Montpelier, Vermont unless some other site is mutually agreed by the parties. Each member of the board will be disinterested in the outcome of the arbitration, and will be an active or former official or experienced

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individual who has operated in the United States life insurance or life reinsurance industry.

To the extent not otherwise mutually agreed or provided for in this Article, the procedures and rules applicable to arbitration under the laws of Vermont, as from time to time set forth, will govern the procedures of the arbitration. All time limitations stated in this Article may be amended by mutual consent of the parties, and will be amended automatically to the extent made necessary by any circumstances beyond the control of the parties.

All notices in connection with the arbitration will be in writing and sent certified or registered mail, return receipt requested. The claimant's notice demanding arbitration will reference this Article, will state in particulars all issues to be resolved in its view, and will name the arbitrator appointed by it. Within 30 days of receipt of the claimant's notice, the respondent will notify the claimant of any additional issues to be resolved in the arbitration and of the name of its appointed arbitrator.

If the respondent fails to appoint its arbitrator within 30 days after having received the claimant's notice demanding arbitration, the claimant is authorized to and will appoint the second arbitrator and will notify the respondent of the name of the arbitrator appointed for it. The two arbitrators will appoint an umpire before instituting the hearing. If the two arbitrators fail to agree upon the appointment of an umpire within
30 days after notification of the appointment of the second arbitrator, within 10 days thereafter the claimant will petition the United States District Court having geographical jurisdiction over the site of arbitration to appoint the umpire (or if the federal court declines to act, the state court having general jurisdiction in such area); the selection of the umpire will be within the exercise of sound discretion by the court. The board will notify the claimant and the respondent of the umpire's identity within 10 days of the umpire's appointment.

The arbitration hearing will commence within 60 days of the appointment of the umpire. Within 30 days of the date of notice of appointment of the umpire, the claimant and respondent each will submit initial briefs to the board outlining the issues in dispute and the basis and reasons for their respective positions. Within 10 days after filing of the initial briefs the claimant and the respondent may submit reply briefs. Initial and reply briefs may be amended by the submitting party at any time, but not later than 10 days prior to the date of commencement of the arbitration hearing. Reasonable responses will be allowed at the hearing to new material contained in any amendments filed to the briefs but not addressed previously.

Subject to customary and recognized legal rules of privilege, each party will have the obligation to produce as witnesses to the arbitration such of its employees or those of its affiliates as the other party may request, and any documents that the other party may request, providing always that those witnesses and documents be relevant to the issues before the arbitration and provided further that the parties may mutually agree as to further discovery prior to the arbitration. The board may, at its discretion, request and

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consider underwriting and placement information provided by the Company to the Reinsurer, as well as any correspondence exchanged by the parties that is related to this Agreement. The umpire will be the final judge of rules of privilege and relevancy of any witnesses and documents, if there is any disagreement by the parties.

     The board will conduct the hearing and make its award with regard to the terms expressed in this Agreement, the original intentions of the parties to the extent reasonably ascertainable, and the custom and usage of the life and accident and health insurance and reinsurance business. At the hearing, evidence will be allowed but the formal rules of evidence will not apply; cross examination and rebuttal will be allowed. Within 20 days of the close of the hearing, at their own election or at the request of the board, the claimant and the respondent may submit post-hearing briefs to be considered by the board before making its decision.

     The board will make its award within 30 days following the close of the hearing or the submission of post-hearing briefs, whichever is later. The decision by the majority of the members of the board will be in writing and will be final and binding upon the parties. The board is empowered to grant interim relief as it may deem appropriate. Either the claimant or the respondent may apply to any court having jurisdiction for an order confirming the award; a judgment of such court will thereupon be entered on the award.

     The claimant and the respondent will each bear the expense of the arbitrator appointed by or for it and will jointly and equally bear the expense of the umpire and any stenographer requested. The remaining costs of the arbitration proceedings will be allocated by the board.

CONFIDENTIALITY

A.	Company and Reinsurer agree that neither party will disclose nor use
"Proprietary Information" or "Non-public Information" (collectively
"Information") provided under this Agreement in any way except for the purposes for which the information was provided.

	1.	"Proprietary Information" means any tangible or intangible
proprietary or confidential information, materials or trade secrets belonging to the disclosing party or its affiliates (whether disclosed orally, in writing, in electronic format or otherwise), including, but not limited to the disclosing party's: computer systems; processes, methods and techniques; equipment; data; reports; know-how;
existing and proposed contracts with third parties; business plans, including information concerning the existence and scope of
activities of any research, development, marketing or other projects of the disclosing party, which are furnished, disclosed, learned or otherwise acquired by the recipient during or in the course of

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discussions preceding the business relationship between the parties memorialized by this Agreement.

2. "Non-public Information" means personally-identifiable financial and/or health information (whether disclosed orally, in writing, in electronic format or otherwise) that (i) is provided by a consumer to either party or its affiliates, (ii) results from a transaction with or service performed for the customer by either party or its affiliates, or (iii) is otherwise obtained by either party or its affiliates from sources other than those that are generally publicly available.

B. Security Measures. Company and Reinsurer also mutually agree that each party will implement information security measures to ensure that it and any third party used by it will protect the Information. Company and
Reinsurer further mutually agree that such security measures will meet or exceed accepted industry standards for businesses of similar size within the insurance and reinsurance industry.

C. Non-Public Information. Reinsurer acknowledges that it may be provided with access to Non-public Information concerning the Company's customers and, to the extent that such information (i) identifies the individual customer as a customer of the Company, (ii) was obtained by
Reinsurer while acting in its capacity as reinsurer of the Company or (iii)
was obtained by Company during the administration or underwriting of the customer's insurance policy and/or annuity contract, the Non-public
Information will be and remain the property of the Company. Further, the
Reinsurer will not disclose to any person outside its organization, Non-
Public Information of the disclosing party, unless such disclosure is required in performance of any services, such as the disclosure to the
"MIB", retrocessionaires, auditors, etc., contemplated under the
Agreement or as otherwise required or permitted by applicable law.

D. Proprietary Information. Company and Reinsurer will hold Proprietary
Information in confidence and will not use or exploit such Information for its own benefit or the benefit of another without the prior written consent of the disclosing party. Recipient may, in the performance of services under the Agreement, disclose Proprietary Information to either affiliated or non-affiliated third parties who have a need to know the Proprietary
Information, provided such persons are informed of and agree in writing to comply with the confidentiality obligations of this Agreement.

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Limitation on Obligations

The obligations of the recipient specified above will not apply to any
Proprietary Information to the extent that such Information:

1. is known by or in the possession of the recipient prior to disclosure in accordance with this Agreement, provided that, the Information is not known by the recipient to be subject to another
confidentiality agreement with the disclosing party or other obligations of confidentiality to the disclosing party;

2. is generally known to the public at the time of disclosure or becomes generally known through no wrongful act on the part of the recipient or any of its representatives, including breach of this
Agreement;

3. becomes known to the recipient through disclosure by sources other than the disclosing party having the legal right to disclose such Information;

4. has been independently developed by the recipient without reference to or use of the Information;

5. is required to be disclosed by the recipient to comply with a court order or other legal or regulatory process, provided that the recipient provides prior written notice of such disclosure to the disclosing party and takes commercially reasonable and lawful actions to avoid and/or minimize the extent of such disclosure.
Except as specifically set forth above, the receiving party's obligation to protect the disclosing party's Information will continue in perpetuity;

E. Violation of Law. Notwithstanding the foregoing, neither party will disclose Information to any other party if such disclosure would violate applicable Federal or State Privacy Regulations or Statutes.

F. Breach. If there is a breach of terms contained in this Article, either Party will give notice to the other of the breach in writing and an opportunity to cure such breach within fifteen (15) days of receipt of such notice.

DAC TAX

A.	The Company and the Reinsurer elect under Regulation 1.848-2(g) (8) to compute "specified policy acquisition expense", as defined in section 848(c) of the Internal Revenue Code, in the following manner:

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B. The party with net positive consideration as determined under Reg. 1.848-
2(f) and Reg. 1848-3 will compute specified policy acquisition expenses without regard to the general deductions limitations of section 848(c)(1)
for each taxable year.

C. The parties will exchange information pertaining to the aggregate amount of net consideration as determined under Reg 1.848-2(f) and 1.848-3, for all reinsurance agreements in force between them, to insure consistency for the purposes of computing specified policy acquisition expenses. The
Reinsurer will provide the Companies with the amount of such consideration for each taxable year no later than May 1 following the end of such year. Each of the Companies respectively, will advise the
Reinsurer if it disagrees with the amounts provided, and the parties agree to amicably resolve any difference. The amounts provided by the
Reinsurer will be presumed to be correct if it does not receive a response from each of the Companies by May 31.

D. The Reinsurer represents and warrants that it is subject to U.S. taxation under Subchapter L of the Internal Revenue Code

GOVERNING LAW

     This Agreement will be governed by and construed according to the laws of Vermont, except as to rules regarding credit for reinsurance in which case the rules of all applicable states will pertain thereto.

TAXES

     The Company will pay all state taxes on direct insurance reported to the Reinsurer on this Agreement.

AGENCY

     For purposes of sending and receiving notices and payments required by this Agreement, the reinsured company that is set forth first in the definition of "Company" in the Preamble to this Agreement will be deemed the agent of all other reinsured companies referenced in the Preamble. In no event, however, will any reinsured company be deemed the agent of another with respect to the terms of the Insolvency Article.

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OFFICE OF FOREIGN ASSETS CONTROL

The Company represents that it is, and will use its best efforts to continue to be, in compliance with all laws, regulations, judicial and administrative orders applicable to the business reinsured under this Agreement (collectively referred to herein as "laws"), including, but not limited to, sanctions laws administered by the U.S. Treasury
Department's Office of Foreign Assets Control ("OFAC"), as such laws may be amended from time to time. Neither the Company nor the Reinsurer will be required to take any action under this Agreement that would result in either being in violation of said laws, including, but not limited to, making any payments in violation of the law. Should either party discover that a reinsurance payment has been made in violation of the law, it will notify the other party and the parties will cooperate in order to take all necessary corrective actions, including, but not limited to, the return of the payment to the
Reinsurer, unless prohibited by law.

COUNTERPARTS This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together constitute one and the same instrument.

INTERMEDIARY

Aon Re Inc., an Illinois corporation, or one of its affiliated corporations duly licensed as a reinsurance intermediary, is hereby recognized as the reinsurance intermediary broker under this Agreement. All communications (including but not limited to notices, statements, premiums, return premiums, commissions, taxes, Losses, subrogations, and Loss settlements) relating to this Agreement will be transmitted to the
Company or the Reinsurer through the Intermediary. Payments by the Company to the
Intermediary will be deemed payment to the Reinsurer. Payments by the Reinsurer to the
Intermediary will be deemed payment to the Company only to the extent that such payments are actually received by the Company.

BROKERAGE

The Intermediary will be entitled to withhold brokerage in the amount of 10% of the reinsurance premium paid by the Company to the Reinsurer under the term of this
Agreement. As an administrative convenience, the Reinsurer will allow Aon Re Inc. to withhold the brokerage from amounts paid by the Company.

AR 17169-08 -- 7/1/08	15
(02/29/08)

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

NATIONAL LIFE INSURANCE COMPANY

Signature: Title:

Date:________________________

LIFE INSURANCE COMPANY OF THE SOUTHWEST

Signature: Title:

Date:________________________

XXXXXXXX XXX XXXX XXXXXXXXXX XXXXXX

Signature: Title:

Date:________________________

AR 17169-08 -- 7/1/08	16
(02/29/08)